UNI[illegible]
SECURITIES AND E[illegible]
Washing[illegible]

08033063

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV [illegible] 2008
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-07 (MM/DD/YY) AND ENDING 06-30-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centurion Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 Lafayette Street
(No. and Street)

Washington, (City) Mo (State) 63090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Vannier 636-390-2008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Unnerstall & Unnerstall, CPA, PC
(Name – *if individual, state last, first, middle name*)

18 W. 2nd Street (Address) Washington (City) Mo (State) 63090 (Zip Code)

PROCESSED
NOV 25 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 10 2008
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Vannier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centurion Securities Corporation, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

COO/CFO
Title

[signature]
Notary Public

ANGELA M. SCHWOEPPE
Notary Public-Notary Seal
State of Missouri, Warren County
Commission # 08492298
My Commission Expires Mar 2, 2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURION SECURITIES CORPORATION

AUDIT REPORT

For the year ended June 30, 2008

CENTURION SECURITIES CORPORATION

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3	11
Information for Possession or Control Requirements Under Rule 15c3-3	12
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL	13

Tim A. Unnerstall, C.P.A.
Steven G. Unnerstall, C.P.A.

18 West Second Street
Washington, MO 63090-2531

UNNERSTALL and UNNERSTALL

Certified Public Accountants, P. C.

Phone: 636-239-6439
Fax : 636-239-1052

info@unncpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Centurion Securities Corporation
Washington, Missouri

We have audited the accompanying statement of financial condition of Centurion Securities Corporation (the Company) as of June 30, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Securities Corporation as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

Unnerstall and Unnerstall

Unnerstall and Unnerstall
Certified Public Accountants, P.C.

September 9, 2008

CENTURION SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash	$ 23,212
Deposits with Clearing Organizations	5,827
Accounts Receivable	2,226
Other Assets	135
Total Assets	$ 31,400

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts Payable	$ 2,686
STOCKHOLDER'S EQUITY	
Common Stock, no par value; 30,000 shares authorized 228 shares issued and outstanding	$ 5,715
Paid-In Capital	19,913
Retained Earnings (Deficit)	4,991
Treasury Stock, at cost - 76 shares	(1,905)
Total Stockholder's Equity	$ 28,714
Total Liabilities and Stockholder's Equity	$ 31,400

The accompanying notes are an integral part of these financial statements

CENTURION SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2008

REVENUES	
Commissions	$ 111,355
EXPENSES	
Commissions	$ 100,971
Clearing Expenses	13,520
Licensing and Registration	4,932
Professional Fees	3,272
Office and Administration	3,099
Occupancy	2,073
Insurance	1,333
Total Expenses	$ 129,200
INCOME (LOSS) BEFORE INCOME TAXES	$ (17,845)
PROVISION FOR INCOME TAXES	-
INCOME BEFORE EXTRAORDINARY ITEM	$ (17,845)
EXTRAORDINARY ITEM - NASD Distribution (Note 8)	$ 35,000
NET INCOME (LOSS)	$ 17,155
RETAINED EARNINGS (DEFICIT) - Beginning	(12,164)
RETAINED EARNINGS (DEFICIT) - Ending	$ 4,991

The accompanying notes are an integral part of these financial statements

CENTURION SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at June 30, 2006	$ 5,715	$ 19,913	$(12,164)	$ (1,905)	$ 11,559
Contributed Capital	-	-	-	-	-
Net Income (Loss)	-	-	17,155	-	17,155
Balance at June 30, 2008	$ 5,715	$ 19,913	$ 4,991	$ (1,905)	$ 28,714

The accompanying notes are an integral part of these financial statements

CENTURION SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 17,155
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
(Increase) Decrease in Operating Assets:	
Accounts Receivable	4,627
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(3,694)
NET CASH USED IN OPERATING ACTIVITIES	$ 18,088
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional Paid in Capital	-
INCREASE (DECREASE) IN CASH	$ 18,088
CASH - Beginning of Year	10,951
CASH - End of Year	$ 29,039

The accompanying notes are an integral part of these financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Centurion Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the laws of Missouri in December, 1995. The company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting principles:

Method of Accounting

The Company maintains its accounting records on the accrual basis of accounting

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a trade-date basis.

Income Taxes

Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

Statement of Cash Flows

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

2. INCOME TAXES

The Company has net operating loss carry-forwards totaling $21,941 which expire at various dates through 2028. The Company has established 100% valuation reserve on the net operating loss carry-forwards as it is more likely that not that, based on the current level of operations, some portion of the assets will not be realized.

3. RELATED PARTY TRANSACTIONS

Shareholders of the Company provide certain administrative services and equipment for the Company at no cost, while certain other purchases and services have been reimbursed for costs incurred by shareholders. Except for commissions on sales, no other salaries, wages, or forms of compensation are paid to shareholders or officers of the Company.

The Company shares office space with a company owned and controlled by one of the Company's principal shareholders. The Company and the related entity lease such space from an unaffiliated third party on a month-to-month basis. The Company's portion of such monthly rent expense totaled $1,800 for the year ended June 30, 2008.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. At June 30, 2008, the Company had net capital of $28,538, which was $23,538 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.094 to 1.

5. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

Concentration of Cash on Deposit and Uninsured Cash Balances

The Company has concentrated its credit risk for cash by maintaining deposits in financial institution within the geographic region of Washington, Missouri which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash. All cash accounts were adequately secured as of June 30, 2008.

6. COMMITMENTS AND CONTINGENCIES

Clearing Fees

The Company does not maintain custody of individual client's assets, but uses a clearing house to hold the stocks, bonds, mutual funds and other investments of its customers. The Company must meet minimum deposit requirements mandated by the clearing houses, or a fee is charged. The individual owners of the Company are obligated personally for these shortfalls so these fees, which were nominal in nature for the year ended June 30, 2008, and are not reflected in the expenses on the accompanying financial statements.

7. RISK MANAGEMENT

The Company is exposed to various risks of loss related to torts; theft of, damage to and destruction of assets; errors and omissions and natural disasters for which the Network carries insurance. There have been no significant reductions in coverage from the prior year and settlements have not exceeded coverage since inception.

8. NASD DISTRIBUTION

On July 26, 2007 the Securities and Exchange Commission (SEC) approved a merger between the National Association of Security Dealers (NASD) and the New York Stock Exchange (NYSE), forming a new regulatory agency, the Financial Industry Regulatory Authority (FINRA). As part of this merger, each member firm of the NASD received a one-time cash distribution of $35,000. This distribution is reported as a separate line item in the statement of operations.

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5

OF THE SECURITIES AND

EXCHANGE COMMISSION

CENTURION SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

Net Capital:	
Total Stockholder's Equity	$ 28,714
Deductions:	
Nonallowable assets - non-customer receivables	(41)
Nonallowable assets - other assets	(135)
Net Capital	$ 28,538
Aggregate Indebtedness	$ 2,686
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	$ 23,538
Ratio of Aggregate Indebtedness to Net Capital	0.094:1

Reconciliation with Company's Computation of Net Capital:

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 28,538
Adjustments: None	-
Net Capital per Above	$ 28,538

CENTURION SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2008

All customers transactions are cleared through another broker-dealer on a fully-disclosed basis. Accordingly, Centurion Securities Corporation qualifies for the exemptive provision of (k)(2)(ii) of Rule 15c3-3.

CENTURION SECURITIES CORPORATION
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2008

Since all customer transactions are cleared through another broker-dealer on a fully disclosed basis the requirements under rule 15c3-3 are not necessary.

Tim A. Unnerstall, C.P.A.
Steven G. Unnerstall, C.P.A.

18 West Second Street
Washington, MO 63090-2531

UNNERSTALL
and
UNNERSTALL
Certified Public Accountants, P. C.

Phone: 636-239-6439
Fax : 636-239-1052

info@unncpa.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To Board of Directors and Stockholders
Centurion Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Centurion Securities Corporation (the Company), as of and for the year ended June 30, 2008, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Security Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 15c3-3, in making periodic computations of aggregate indebtedness and net capital rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives referred to above.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except the following matter:

- *Segregation of Accounting Duties* - Although the small size of the Company's staff limits the extent of separation of duties, we believe certain steps could be taken to separate these duties. The basic premise is that no one person should have access to both physical assets and the related accounting records or to all phases of a transaction. One of the most critical areas of separation is cash, where we noted that the Chief Financial Officer handles incoming checks, prepares the deposit slip, posts receipts to customer accounts, and receives and reconciles the monthly bank statement. The result is the danger that intentional or unintentional errors could be made and not detected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our research, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Unnerstall and Unnerstall

Unnerstall and Unnerstall
Certified Public Accountants, P.C.

September 9, 2008

END